SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: September 21, 1999



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




            Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |X|   Form 20-F            |_|   Form 40-F


            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  |_|   Yes               |X|   No


            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

            Not applicable.

            This Form 6-K consists of a press release issued by Biora AB on September 21, 1999 relating to Biora's North American subsidiary, Biora, Inc., winning the "1999 Swedish Trade Council North America Annual Achievement Award."




PRESIDENT AND CEO        INVESTOR RELATIONS      U.S INVESTOR RELATIONS
TOMAS HAMMARGREN         MIKAEL SJOBLOM          ELISABETH LAVERS
+46 40 32 13 36          +46 40 32 13 65         +1 203 977 7797

BIORA WON "1999 SWEDISH TRADE COUNCIL
NORTH AMERICA ANNUAL ACHIEVEMENT AWARD"

Malmo, Sweden, September 10, 1999 - Biora AB (NASDAQ: BIORY, SSE: BIOR) today announced that Biora, Inc. the North American subsidiary of the Swedish biotech company Biora AB has won the "1999 Swedish Trade Council North America Annual Achievement Award", which means that Biora, Inc. is the Swedish subsidiary of the year on the North American market. The Nominating Committee recommended Biora for this award for "Effective Introduction of Innovative Medical Technology".

The Nominating Committee gave the following statement: "Biora's product Emdogain - a major innovation in the treatment of periodontal disease - was introduced to skeptical US periodontists in early 1997. Their successful strategy has been to focus on clinical trials, education and the opinion leaders of the periodontal profession. Already today, Biora has secured a 50% penetration rate in its target US market segment and is now on its way to success in Canada and Mexico as well."

"This is of course a significant achievement as it recognizes our efforts on the important American market" says Biora's CEO Tomas Hammargren. "It also proves that small companies can succeed if they have a strong product and a well-defined target group."

"The staff in our American subsidiary has done a fantastic job during the past two years. Although the initial success in the U.S. market has been excellent we have only scratched the surface in terms of the opportunity for Biora on the North American market."

"Biora, Inc.'s success can be attributed to the efforts of our excellent team who's common goal has been to develop and grow Biora in a professional and effective manner", says Donna Janson, President of Biora, Inc. "We are also most grateful to those customers who believed in Emdogain and Biora from the very beginning and have helped us tremendously through their continuos support. And of course we have been extremely fortunate to have the trust and confidence of our Swedish parent company, whose support of our efforts has enabled us to achieve our goals."

The 1999 Annual Achievement Award Ceremony is planned for October 25 at a reception hosted by Ambassador Rolf Ekeus at the Ambassador's Residence in Washington DC.

Biora develops, manufactures and sells products for the treatment of periodontal disease and for use in oral surgery. Using its proprietary technology and expertise, Biora aims to become a world leader in biology-based products for specialized dental therapy. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  BIORA AB


Dated: September 21, 1999         By: /s/ Anders Agering
                                      ______________________________
                                      Anders Agering
                                      Chief Financial Officer